August 15, 2017

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. DiAngelo Fettig:

On May 22, 2017, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended January 31, 2017 (the "Annual Report"), for the Arrow QVM Equity Factor ETF (the "Fund"), a series of Arrow Investments Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.        Comment. Please explain why the Item 5 disclosure for Form N-CSR is marked as not applicable.

Response. Item 5 was answered as not applicable in error. Going forward, the information regarding the audit committee will be provided.

2.        Comment. On page 2, in the first footnote, please direct the reader to the Financial Highlights for a more recent expense ratio.

Response. Going forward, the Registrant will add the information requested to the footnote.

3.       Comment. In the Statements of Changes in Net Assets on page 8, a return of capital is indicated. Please confirm that the Registrant complied with the requirements of Section 19 and Rule 19a-1.

Response. The Fund’s administrator has confirmed to the Registrant that the Registrant complied with the requirements of Section 19 and Rule 19a-1.

4.       Comment. Please confirm that the recapture period runs for 3 years from the date of the waiver or reimbursement, not 3 fiscal years.

August 15, 2017 Page 2

Response. The Registrant so confirms.

Fidelity Bond

5.       Comment. The fidelity bond filing made on April 13, 2017 is missing the amount that would have been paid if the bond had been single instead of joint and a statement for what the premiums have been paid.

Response. Going forward, the Registrant will include the information requested.

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins